                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)*

                               EPIQ SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    26882D109
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                                 (CUSIP Number)

*The  remainder of this cover page shall be filled out for a reporting  person's initial  filing on this form with respect to the subject  class of  securities, and for any subsequent amendment  containing  information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

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(1)   NAMES OF REPORTING PERSONS
      Security Management Company, LLC

      SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
      48-1183041
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS):                   (a) |_|  (b) |_|  Not Applicable |_|
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(3)   SEC Use Only
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(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      A limited liability company organized under the laws of the State of Kansas.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (5)  Sole Voting Power                 350,000
      (6)  Shared Voting Power                   -0-
      (7)  Sole Dispositive Power            350,000
      (8)  Shared Dispositive Power              -0-
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(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      350,000
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(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

      Not applicable
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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.30%
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(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA
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ITEM 1
------

   (a)  NAME OF ISSUER:
        EPIQ Systems, Inc.

   (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
        501 Kansas Avenue, Kansas City, Kansas 66105

ITEM 2
------

   (a)  NAME OF PERSON FILING:
        Security Management Company, LLC

   (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
        700 SW Harrison St., Topeka, Kansas  66636-0001

   (c)  CITIZENSHIP:
        Security Management Company, LLC is a Kansas limited liability company.

   (d)  TITLE OF CLASS OF SECURITIES:
        Common Stock

   (e)  CUSIP NUMBER:
        26882D109

ITEM 3   IF THIS  STATEMENT  IS FILED  PURSUANT TO RULE  13D-1(B),  OR 13D-2(B),
------   CHECK WHETHER THE PERSON FILING IS A:

   (a)  |_|  Broker or Dealer registered under Section 15 of the Act.
   (b)  |_|  Bank as defined in Section 3(a)(6) of the Act.
   (c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Act.
   (d)  |_|  Investment  Company  registered  under Section 8 of the  Investment
             Company Act.
   (e)  |X|  Investment  Adviser  registered under Section 203 of the Investment
             Advisors Act of 1940.
   (f)  |_|  Employee  Benefit  Plan,  Pension  Fund  which  is  subject  to the provisions of the Employee  Retirement  Income Security Act of 1974
             or Endowment Fund; see [Paragraph] 240.13d-1(b)(1)(ii)(F).
   (g)  |_|  Parent   Holding   Company,    in   accordance   with   [Paragraph]
             13d-1(b)(ii)(G).
   (h)  |_|  Group, in accordance with [Paragraph] 13d-1(b)(1)(ii)(H).

ITEM 4   OWNERSHIP.
------

   (a)  AMOUNT BENEFICIALLY OWNED:
        As of December 31, 2000, Security  Management Company,  LLC beneficially owned  350,000  shares of common  stock of a total of  5,560,268  shares outstanding.**

   (b)  PERCENT OF CLASS:
        The shares owned by Security Management  Company,  LLC constituted 6.30%
        of the class of stock.

   (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          (i)  Sole power to vote or direct the vote:     350,000
         (ii)  Shared power to vote:                      Not applicable.
        (iii)  Sole power to dispose or direct the
               disposition of:                            350,000
         (iv)  Shared power to dispose or direct
               the disposition of:                        Not applicable

   **This report is being filed on behalf of Security  Management  Company,  LLC
     ("SMC"),  a Kansas limited  liability  company,  and/or certain  investment advisory  clients  relating to their  collective  beneficial  ownership  of shares  of  common  stock of the  Issuer.  SMC is a  registered  investment adviser  under  Section 203 of the  Investment  Advisers Act of 1940.  As a
     result  of its role as  investment  adviser,  SMC may be  deemed  to be the beneficial owner of the securities of the Issuer. SMC has the sole power to dispose of the shares.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
------

   If this  statement  is being  filed to  report  the fact  that as of the date hereof the  reporting  person has ceased to be the  beneficial  owner of more
   than five percent of the class of securities, check the following |_|.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
------

   Certain mutual funds under the investment  management of Security  Management
   Company,  LLC have the right to receive or the power to direct the receipt of dividends  from or the profits  from the sale of such  securities.  SBL Fund,
   Series J owns 4.48% of the common stock of the Issuer and Security Ultra Fund owns 1.82% of the common stock of the Issuer.

ITEM 7   IDENTIFICATION  AND  CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
------   SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

   Not applicable.

ITEM 8   IDENTIFICATION AND CLARIFICATION OF MEMBER OF THE GROUP.
------

   Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.
------

   Not applicable.

ITEM 10   CERTIFICATION.
-------

   By signing below I certify that, to the best of my knowledge and belief,  the securities  referred  to above  were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing or  influencing  the control of the issuer of such  securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After  reasonable  inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated:  February 14, 2001

                                    JAMES R. SCHMANK
                                    --------------------------------------------
                                    James R. Schmank
                                    President and Managing Member Representative